October 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Kellie Kim
Kristine Marrone

Office of Real Estate & Construction
	Re:	CTO Realty Growth, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Filed February 22, 2024
Form 8-K
Filed February 22, 2024
File No. 001-11350

Ladies and Gentlemen:

Set forth below is the response of CTO Realty Growth, Inc. (the “Company”, “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2024, with respect to Exhibit 99.2 to the Company’s Form 8-K filed with the Commission on February 22, 2024.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 8-K filed February 22, 2024

Exhibit 99.2

Consistent Dividend Growth, page 13

1.	We note your response to comment 5. Please explain your assertions that "increasing cash flow and earnings have driven a more than 67% increase to CTO's annualized common stock dividend since 2020" and "dividend increases are driven by increasing taxable income" given that operating cash flow decreased in 2023 and income before income tax benefit (expense) decreased in 2022 and 2023 compared to 2021.

RESPONSE:

The Company respectfully advises the Staff that the Company’s dividend distributions are not directly impacted by GAAP net cash provided by operating activities or GAAP income before income tax benefit (expense). As a REIT, the Company is required to distribute at least 90% of its annual “REIT taxable income” to its stockholders. REIT taxable income is not calculated in the same way that net cash provided by operating activities or income before income tax benefit (expense) is calculated under GAAP. The Company discusses this in the notes to the financial statements included in the periodic reports that the Company files with the Commission, specifically in Note 13. Equity, under the subtitle “Dividends”, where the Company states: “Because taxable income differs from cash flow from operations due to non-cash revenues and expenses (such as depreciation and other items), in certain circumstances, the Company may generate operating cash flow in excess of its dividends, or alternatively, may need to make dividend payments in excess of operating cash flows.”

The Company respectfully advises the Staff that the Company’s REIT taxable income increased in each of 2021, 2022 and 2023, which obligated the Company to pay a higher amount of dividends in each of those years in order to maintain its status as a REIT for U.S. federal income tax purposes.

The Company respectfully advises the Staff that the Company has removed this slide from its investor presentation, including the investor presentation furnished as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on October 24, 2024. The Company also currently does not intend to include this slide in future investor presentations. However, if the Company decides to include this slide in future investor presentations, consistent with the Company’s prior response and to be more clear on this topic, the Company will not reference “cash flow,” “earnings” or “free cash flow”.

* * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at (407) 904-3324 or Zach Swartz of Vinson & Elkins L.L.P. at (804) 327-6324.

Sincerely,

CTO REALTY GROWTH, INC.

/s/ Philip R. Mays
Philip R. Mays
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Daniel Smith, Senior Vice President, General Counsel and Corporate Secretary
Zach Swartz, Vinson & Elkins L.L.P.